SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. 1)*

BiomX Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09090D400

(CUSIP Number)

Rodney Hodges

Director
c/o Geneva Trust Company (GTC) SA, Rue de l’Athénée 34

1206 Genève, Switzerland
Tel +41 22 789 1200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09090D400	13G/A	Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSON Rodney Hodges
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 560,267
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 560,267
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 560,267
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.1%(1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Percentage is based on the 178,958,447 shares of Common Stock of the Issuer that were outstanding as of August 12, 2024, based on information contained in the Form 10-Q filed by the Issuer on August 14, 2024, every ten of which were converted into one share of Common Stock pursuant to a reverse stock split that was effected on August 26, 2024, as detailed in the Form 8-K filed by the Issuer on August 16, 2024.

CUSIP No. 09090D400	13G/A	Page 3 of 12 Pages

1.	NAMES OF REPORTING PERSON POD Sàrl
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 560,267
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 560,267
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 560,267
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.1%(1)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Percentage is based on the 178,958,447 shares of Common Stock of the Issuer that were outstanding as of August 12, 2024, based on information contained in the Form 10-Q filed by the Issuer on August 14, 2024, every ten of which were converted into one share of Common Stock pursuant to a reverse stock split that was effected on August 26, 2024, as detailed in the Form 8-K filed by the Issuer on August 16, 2024.

CUSIP No. 09090D400	13G/A	Page 4 of 12 Pages

1.	NAMES OF REPORTING PERSON Geneva Holding Company (GHC) SA
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 560,267
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 560,267
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 560,267
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.1%(1)
12.	TYPE OF REPORTING PERSON (see instructions) HC

(1)	Percentage is based on the 178,958,447 shares of Common Stock of the Issuer that were outstanding as of August 12, 2024, based on information contained in the Form 10-Q filed by the Issuer on August 14, 2024, every ten of which were converted into one share of Common Stock pursuant to a reverse stock split that was effected on August 26, 2024, as detailed in the Form 8-K filed by the Issuer on August 16, 2024.

CUSIP No. 09090D400	13G/A	Page 5 of 12 Pages

1.	NAMES OF REPORTING PERSON Geneva Trust Company (GTC) SA
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 560,267
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 560,267
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 560,267
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.1%(1)
12.	TYPE OF REPORTING PERSON (see instructions) HC

(1)	Percentage is based on the 178,958,447 shares of Common Stock of the Issuer that were outstanding as of August 12, 2024, based on information contained in the Form 10-Q filed by the Issuer on August 14, 2024, every ten of which were converted into one share of Common Stock pursuant to a reverse stock split that was effected on August 26, 2024, as detailed in the Form 8-K filed by the Issuer on August 16, 2024.

CUSIP No. 09090D400	13G/A	Page 6 of 12 Pages

1.	NAMES OF REPORTING PERSON Centaurus Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 543,572
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 543,572
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 543,572
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0%(1)
12.	TYPE OF REPORTING PERSON (see instructions) HC

(1)	Percentage is based on the 178,958,447 shares of Common Stock of the Issuer that were outstanding as of August 12, 2024, based on information contained in the Form 10-Q filed by the Issuer on August 14, 2024, every ten of which were converted into one share of Common Stock pursuant to a reverse stock split that was effected on August 26, 2024, as detailed in the Form 8-K filed by the Issuer on August 16, 2024.

CUSIP No. 09090D400	13G/A	Page 7 of 12 Pages

1.	NAMES OF REPORTING PERSON Telmina Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 543,572
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 543,572
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 543,572
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0%(1)
12.	TYPE OF REPORTING PERSON (see instructions) HC

(1)	Percentage is based on the 178,958,447 shares of Common Stock of the Issuer that were outstanding as of August 12, 2024, based on information contained in the Form 10-Q filed by the Issuer on August 14, 2024, every ten of which were converted into one share of Common Stock pursuant to a reverse stock split that was effected on August 26, 2024, as detailed in the Form 8-K filed by the Issuer on August 16, 2024.

Item 1.

(a)	Name of Issuer BiomX Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices 22 Einstein Street, Floor 4 Ness Ziona 7414003, Israel

Item 2.

(a)	Name of Person Filing:

This Statement of Beneficial Ownership on Schedule 13G, filed on October 28, 2024 (the “Statement”) is being filed by each of:

(i)	Telmina Limited;

(ii)	Centaurus Investments Limited;

(iii)	Geneva Holding Company (GHC) SA;

(iv)	Geneva Trust Company (GTC) SA;

(v)	POD Sàrl (all of which, above, are the “Reporting Entities”); and

(vi)	Rodney Hodges (the “Reporting Individual”),

(each a “Reporting Person” and, collectively, the “Reporting Persons”). This Schedule 13G is being filed pursuant to a Joint Filing Agreement (the “Joint Filing Agreement”), a copy of which is filed herewith as Exhibit 99.1.

Telmina Limited (“Telmina”) is an investment holding company that purchased the Shares (as defined below) of the Issuer that are the subject of this Statement of Beneficial Ownership on Schedule 13G. The entire share capital of Centaurus Investments Limited, the parent holding company of Telmina, is held by Geneva Trust Company (GTC) SA (as trustee of the VT Two Trust). Geneva Trust Company (GTC) SA, a subsidiary of Geneva Holding Company (GHC) SA, as trustee of VT Two Trust, has the authority to dispose of and exercise control over the disposal of the assets of the VT Two Trust. POD Sàrl, of which Mr. Rodney Hodges holds 100% of the share capital, wholly owns Geneva Holding Company (GHC) SA.

The Reporting Individual does not make day-to-day voting or investment decisions with respect to the Shares held by the Reporting Entities and therefore disclaims beneficial ownership of them except to the extent of his pecuniary interest therein.

(b)

Address of Principal Business Office or, if None, Residence:

The principal business office of each of the Reporting Persons are:

Rodney Hodges, Rue de l’Athénée 34, 1206 Genève, Switzerland

POD Sàrl, Rue de l’Athénée 34, 1206 Genève, Switzerland

Geneva Holding Company (GHC) SA, Rue de l’Athénée 34, 1206 Genève, Switzerland

Geneva Trust Company (GTC) SA, Rue de l’Athénée 34, 1206 Genève, Switzerland

Centaurus Investments Limited, Rue de l’Athénée 34, 1206 Genève, Switzerland

Telmina Limited, Rue de l’Athénée 34, 1206 Genève, Switzerland

(c)

Citizenship:

POD Sàrl, Geneva Holding Company (GHC) SA, and Geneva Trust Company (GTC) SA are organized under the laws of Switzerland and Centaurus Investments Limited and Telmina Limited are organized under the laws of the British Virgin Islands. The Reporting Individual is a citizen of the United Kingdom.

(d)	Title of Class of Securities Common Stock, par value $0.0001 per share (the “Shares”)

(e)	CUSIP Number 09090D400

Page 8 of 12 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution: ________

Not applicable.

Item 4. Ownership.

(a) (b) Number and percentage of Issuer Shares beneficially owned by each Reporting Person:

Reporting Person	Number of Shares	Percentage of Class
Rodney Hodges	560,267	3.1%
POD Sàrl	560,267	3.1%
Geneva Holding Company (GHC) SA	560,267	3.1%
Geneva Trust Company (GTC) SA	560,267	3.1%
Centaurus Investments Limited	543,572	3.0%
Telmina Limited	543,572	3.0%

With respect to each of the Reporting Persons:

(a)	Number of shares as to which the Reporting Person has:

	(i)	Sole power to vote or to direct the vote: Rodney Hodges: 0 POD Sàrl: 0 Geneva Holding Company (GHC) SA: 0 Geneva Trust Company (GTC) SA: 0 Centaurus Investments Limited: 0 Telmina Limited: 0

Page 9 of 12 Pages

(ii)

Shared power to vote or to direct the vote:

Rodney Hodges: 560,267

POD Sàrl: 560,267

Geneva Holding Company (GHC) SA: 560,267

Geneva Trust Company (GTC) SA: 560,267

Centaurus Investments Limited: 543,572

Telmina Limited: 543,572

(iii)

Sole power to dispose or to direct the disposition of:

Rodney Hodges: 0

POD Sàrl: 0

Geneva Holding Company (GHC) SA: 0

Geneva Trust Company (GTC) SA: 0

Centaurus Investments Limited: 0

Telmina Limited: 0

(iv)

Shared power to dispose or to direct the disposition of:

Rodney Hodges: 560,267

POD Sàrl: 560,267

Geneva Holding Company (GHC) SA: 560,267

Geneva Trust Company (GTC) SA: 560,267

Centaurus Investments Limited: 543,572

Telmina Limited: 543,572

Based on the Form 10-Q filed by the Issuer on August 14, 2024, there were 178,958,447 shares of Common Stock of the Issuer that were outstanding as of August 12, 2024, every ten of which were converted into one share of Common Stock pursuant to a reverse stock split that was effected on August 26, 2024, as detailed in the Form 8-K filed by the Issuer on August 16, 2024

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Page 10 of 12 Pages

Item 10. Certification.

Each of the Reporting Persons hereby certifies as follows:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

RODNEY HODGES		POD SÀRL

By:	/s/ Rodney Hodges	By:	/s/ Rodney Hodges
Name:	Rodney Hodges	Name:	Rodney Hodges
Date:	October 28, 2024	Title:	Authorized Signatory
		Date:	October 28, 2024

GENEVA HOLDING COMPANY (GHC) SA		GENEVA TRUST COMPANY (GTC) SA

By:	/s/ Rodney Hodges	By:	/s/ Rodney Hodges
Name:	Rodney Hodges	Name:	Rodney Hodges
Title:	Authorized Signatory	Title:	Authorized Signatory
Date:	October 28, 2024	Date:	October 28, 2024

By:	/s/ Tobias Reinmann	By:	/s/ Tobias Reinmann
Name:	Tobias Reinmann	Name:	Tobias Reinmann
Title:	Authorized Signatory	Title:	Authorized Signatory
Date:	October 28, 2024	Date:	October 28, 2024

CENTAURUS INVESTMENTS LIMITED		TELMINA LIMITED

By:	/s/ Rodney Hodges	By:	/s/ Rodney Hodges
Name:	Rodney Hodges	Name:	Rodney Hodges
Title:	Authorized Signatory for and on behalf of Champel Directors Limited	Title:	Authorized Signatory for and on behalf of Champel Directors Limited
Date:	October 28, 2024	Date:	October 28, 2024

By:	/s/ Tobias Reinmann	By:	/s/ Tobias Reinmann
Name:	Tobias Reinmann	Name:	Tobias Reinmann
Title:	Authorized Signatory for and on behalf of Florissant Global Limited	Title:	Authorized Signatory for and on behalf of Florissant Global Limited
Date:	October 28, 2024	Date:	October 28, 2024

Page 11 of 12 Pages

EXHIBIT INDEX

99.1	Joint Filing Agreement, dated September 29, 2023, among Rodney Hodges, Geneva Holding Company (GHC) SA, Geneva Trust Company (GTC) SA, Centaurus Investments Limited, POD Sàrl and Telmina Limited (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by Centaurus Investments Limited on September 29, 2023).

Page 12 of 12 Pages